Christopher J. Mugel (804) 771.5787 cjmugel@kaufcan.com	Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777

July 19, 2010

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibetan Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed May 14, 2010

File No. 333-166854

Dear Mr. Riedler:

On behalf of Tibet Pharmaceuticals, Inc. (“TBET”) and in response to the comments set forth in your letter dated June 11, 2010, we are writing to supply additional information and to indicate the changes that we have made in the enclosed Amendment No. 1 to the captioned Registration Statement. Factual information provided herein has been provided to us by TBET. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

For your information, TBET recently changed its name from Shangri-La Tibetan Pharmaceuticals, Inc. to Tibet Pharmaceuticals, Inc. TBET’s Amendment No. 1 submitted herewith has been revised throughout to reflect the change. In addition to the modifications mentioned in response to your comments, TBET has also amended its registration statement, where appropriate, to update pertinent information and to comply with requests from FINRA.

Registration Statement on Form S-1

Form S-1

General

1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

We acknowledge Comment No. 1 and have endeavored to implement requested changes at appropriate junctures throughout our amended registration statement, filed herewith.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

2.	We note that you have been advised by DeHeng Law Offices that the contractual arrangements between YSTP and WFOE are valid, binding and enforceable under Chinese laws and regulations. Please file a legal opinion prepared by DeHeng Law Offices.

We acknowledge Comment No. 2. We previously filed a form of legal opinion from DeHeng Law Offices, and shall submit with a future amendment to the registration statement a final, signed opinion.

Outside Front Cover Page

3.	You disclose on the Outside Cover Page that you will pay the Placement Agent a non-accountable expense allowance of 1% of the amount of the offering, or $187,500 (maximum offering) or $150,000 (minimum offering). However, assuming a public offering price of $8.00, it appears that you would pay the Placement Agent $150,000 for a maximum offering and S120,000 for a minimum offering. Please revise your disclosure to reflect these amounts or tell us how you have calculated the $187,500.

We acknowledge Comment No. 3 and have corrected the Outside Cover Page to correctly state that, assuming an offering price of $8.00, it would pay the Placement Agent a minimum of $120,000 and a maximum of $150,000. We have also made this correction within the section “Placement – Commissions and Discounts.”

Conventions that Apply to This Prospectus

4.	We note your disclosure in the twelfth bullet point that references to “we,” “us,” “our company,” etc. refer to TBET, CTP, WFOE and YSTP. Please revise your disclosure here and throughout the filing to clearly identify the correct party. Terms such as the “company,” “we,” “our” and “us” should refer only the registrant and its wholly owned subsidiaries. These references should not refer to YSTP. Your disclosure in the Prospectus Summary should describe the relationships between the registrant and the various other entities, and make very clear whether the registrant has any equity interest in YSTP. Since the registrant is not an operating business, you should identify YSTP as the operating entity throughout the prospectus and refer to the business as “YSTP’s business” or “YSTP’s operations,” not our business.

In response to Comment No. 4, we have revised the registration statement to refer to TBET, CTP, WFOE and YSTP separately when appropriate and to refer to “we” and “our company” when such terms apply to the overall business group. We have modified the registration as follows. Generally speaking, discussions about the actual, independent manufacturing and marketing operations in China refer to YSTP, the PRC operating entity. Similarly, historical statements

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

about the past development of the pharmaceutical business generally refer to YSTP, inasmuch as prior to late 2009 TBET and WFOE did not exist and YSTP was not then controlled by WFOE and TBET. In contrast, discussions about the business of the company conducted under the direction and control of WFOE and TBET, decisions we make that govern YSTP’s operations, and financial information (including financial information drawn from the consolidated financial statements), all refer to TBET or “we” or “our company”. We also have revised the registration statement at appropriate points, including in the summary, to emphasize further that YSTP is the operational entity, and that TBET does not directly own the equity in YSTP. In making the change in this way, we endeavor to acknowledge TBET’s responsibility for the actions of YSTP that it directs pursuant to the Control Agreements, and in so doing to recognize that, under the Control Agreements, TBET will bear the risk of any losses that may occur as a result of TBET’s decisions in managing YSTP. The changes also reflect our effort to follow the guidance in the SEC’s “A Plain English Handbook” under the heading “Try personal pronouns.”

5.	We note the last paragraph in “Conventions that Apply to This Prospectus” states that you relied on statistics provided by a variety of publicly available sources and you did not sponsor or participate in the publication of such materials. It is not permissible to disclaim liability for statements included in your registration statement. Please delete this paragraph or specifically state that you accept liability for the statements included in your registration statement.

We have removed the referenced paragraph, as suggested.

Prospectus Summary

6.	Your summary should provide a balanced description of the most material aspects of your business and offering. The more detailed discussion should be included in later parts of your document. Please revise your summary to limit the information relating to “Tibetan Medicine,” “Industry and Market Background — Generally,” and “Industry and Market Background — Tibetan Medicine” to the information that is most material and move the detailed information to the “Business” section.

In response to Comment No. 6, we have revised the summary to limit the referenced sections to what we believe to be the most material information. We have retained some level of detail about the Industry, however, because we believe that traditional Tibetan medicine differs so significantly from western medicine and that its high level of acceptance among the Chinese is not generally recognized among western investors. As a result, we believe it is important in the summary to provide at least a brief description of the type of medicine and its uses in China.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

7.	Additionally, revise the description of your current products to identify the specific indications that your products are intended to address. Please note, when identifying the indications rather than stating “regulating lung function,” “improvement of kidney function,” or “improving digestive system” please indicate the specific medical issue that your products are intended to address.

In response to Comment No. 7, we have modified the summary as well as the description of our products in the “Our Business” section of the prospectus to state, as precisely as possible, the indications for which the Chinese equivalent of the FDA, the SFDA, has approved the use of its products. To ensure accuracy and disclose the scope of allowable uses of the products under Chinese law and regulations, without over- or under-inclusion, our descriptions of the indications for which our approved products may be used are translations of the actual language of SFDA approvals. Because those translations sometimes result in awkward English, we have followed the literal translation with a somewhat more colloquial statement of approved uses.

8.	Please revise your disclosure to identify a source for the following statements:

•	On page 3, “One report states that the share of healthcare spending devoted to pharmaceuticals in China is three times that of the average for countries in the developed world.”

•

On page 3, “The total sales of medicines in China, including both prescription and over-the-counter medicines, was US$33.9 billion (approximately RMB257 billion) in 2007, representing an increase of 25.6% from 2006 and a 2003-2007 compound average growth rate (“CAGR”) of 17.8%.”

•	On page 3, “It has been estimated that the Chinese market became the eighth largest pharmaceutical market in the world in 2007 from ninth in 2006.”

•

On page 3, “The market for TCMs in China, including both prescription and over-the-counter medicines, was approximately $5.8 billion in 2005, accounting for approximately 20.9% of all expenditures on medicine in China.”

In response to Comment No. 8, we have modified the cited passages to provide the citations requested and, in some instances, otherwise modify and/or update factual information.

Our Challenges and Risks, page 5

9.	On page 5 you state that other Tibetan medicine producers are generally smaller than your company. This appears to contradict the statement on page 14 that some competitors are larger than you and may have greater financial resources and the statements on page 72 that you are a medium sized company. Please revise your registration statement accordingly.

We acknowledge Comment No. 9 and have revised the language at all three locations to explain that we are a relatively large producer of traditional Tibetan medicines, and believe we have a competitive advantage as such, but that there are some larger companies (particularly producers of western medicines and, to some degree, Traditional Chinese Medicines, with whom we also compete). In the context of the Chinese pharmaceutical industry as a whole, we believe we are a medium-sized company.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Corporate Structure, page 5

10.	Please identify the owners of YSTP and disclose the percentage of TBET that each owns. Additionally, for each shareholder that is an officer or director for YSTP and/or TBET, please identify each position currently held.

TBET has revised the summary to explain that shareholders of YSTP collectively own 93% of the outstanding shares of TBET, and that Mr. Hong Yu, YSTP’s founder and chairman as well as TBET’s chairman, holds 27.8% of TBET’s issued and outstanding shares. All of the other 19 YSPT shareholders that own some TBET shares own less than 5% of TBET shares, and as such we identified only Mr. Yu by name.

11.	Please revise the chart on page 7 depicting your corporate structure to indicate that the YSTP shareholders also own 97% of the outstanding shares of TBET. Similarly revise the chart on page 38.

The referenced chart has been revised to reflect the fact that YSTP shareholders presently own 93% of issued and outstanding TBET shares.

Placement, page 9

12.	Please describe the remittance procedures that you must complete in order to use the proceeds of this offering in China.

We acknowledge Comment No. 12 and have added at page 8 a summary description of remittance procedures to the placement summary. We also have added a cross-reference to the risk factor describing those procedures in greater detail.

13.	Please revise the third paragraph to clarify that Hong Yu and Taylor Z. Guo are in effect forfeiting these shares if the after tax earnings are less than $0.9863. Additionally clarify your statement that you cannot guarantee that you will be able to redeem a sufficient number of Make-Good shares to increase the audited after-tax earnings per share to $0.9863 because the number of Make-Good shares is capped at 750,000.

We have revised the language, which now appears on page 8, as requested.

Placement Agent’s Warrants, page 10

14.	Please disclose the nominal amount or explain how it will be determined.

In response to Comment No. 14, we have modified the summary to disclose the purchase price of the placement agent warrants is $0.001 per warrant share.

15.	We note that the introductory paragraph of this section indicates that the risks and uncertainties described in this section are not the only ones you face. It is not appropriate to caution readers about risk factors that are not described in your filing. Please delete the statement that the risk factors described are not the only ones you face.

We have modified the introductory language to eliminate the reference to unidentified other risks.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

16.	Please include a risk factor that discusses all the risks to investors due to the fact that the registrant does not own the operating business. We note, for example, that paragraphs 1.2, 2.1, 2.2, and 9.2 of the Entrusted Management Agreement contemplate termination, although no termination provisions are included therein. Also discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities, including the operating company. It appears that there is a risk that, since affiliates stand on both sides of the agreement, it would be easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all the operating entity’s assets are located in China. State whether the registrant has any other assets (other than its interest in the agreement) and any revenues from other sources. We may have further comments.

To address the request in Comment No. 16, as well as the requests in Comment Nos. 18 and 19, we have modified the structure of its Risk Factors section by creating a new subsection, beginning at page 20, entitled, “Risks Associated with Our Organizational Structure,” and therein collecting both existing risk factors and new risk factors disclosing the risks associated with our organizational structure, principally the risks of operating through a variable-interest entity and doing so under Chinese law and regulation.

As to one concern raised in Comment No. 16, neither TBET nor YSTP has affiliates. TBET does not have assets other than its interests in its subsidiaries and, in turn, WFOE’s rights under the Control Agreements. TBET does not have material sources of revenues other than revenues to which it would be entitled under the Control Agreements. We have added language to appropriate risk factor emphasizing the point, as follows:

Our ability to manage and operate YSTP under the Control Agreements may not be as effective as direct ownership

We conduct our business in the PRC and generate virtually all of our revenues through the Control Agreements. Our plans for future growth are based substantially on growing the operations of YSTP. However, the Control Agreements may not be as effective in providing us with control over YSTP as direct ownership. Under the current Control Agreement, as a legal matter, if YSTP fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, which we cannot be certain would be effective. Therefore, if we are unable to effectively control YSTP, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

WFOE’s contractual arrangements with YSTP may not be as effective in providing control over YSTP as direct ownership.

Neither TBET nor WFOE owns any equity interest in YSTP. We conduct substantially all of our operations, and generate substantially all of our revenues, through Control Agreements with YSTP that provide us, through our ownership of WFOE, with effective control over YSTP. We depend on YSTP to hold and maintain contracts with our customers. YSTP also owns substantially all of our intellectual property, facilities and other assets relating to the operation of our business, and employs the personnel for substantially all of our business. Neither our company nor WFOE has any ownership interest in YSTP, nor do we have business assets or revenue streams other than through our Control Agreements with YSTP. Although we have been advised by DeHeng Law Offices, our Chinese legal counsel, that each contract under WFOE’s contractual arrangements with YSTP is valid, binding and enforceable under current Chinese laws and regulations, these contractual arrangements may not be as effective in providing us with control over YSTP as direct ownership of YSTP would be. In addition, YSTP may breach the contractual arrangements. For example, YSTP may decide not to make contractual payments to WFOE, and consequently to our company, in accordance with the existing contractual arrangements. In the event of any such breach, we would have to rely on legal remedies under Chinese law. These remedies may not always be effective, particularly in light of uncertainties in the Chinese legal system.

17.	Please add a risk factor discussing the risk to the company of not completing the remittance procedures described on the Outside Cover Page and on page 8 of your filing. Please describe the remittance procedures, and also disclose how much time you expect the remittance procedures take to complete.

We acknowledge Comment No. 17, and respectfully respond by observing that the issue addressed by the comment is addressed substantially by the risk factor, now at page 29, entitled, “We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take a number of months.” We further respond by stating that we have added immediately thereafter, the following risk factor to disclose the risk that the remittance procedures might not be completed:

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several of months to complete.

The proceeds of this offering must be sent back to China, and the process for sending such proceeds back to China may take as long as six months after the closing of this offering. In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

To remit the proceeds of the offering, we must take the following steps:

•

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

•	Second, we will remit the offering proceeds into this special foreign exchange account.

•

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required to be completed within six months of application by law. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

18.	Please add a risk factor discussing your dependence upon key personnel, identifying your key personnel in your disclosure. Please disclose in this risk factor that you do not carry key man insurance for any of your executive officers, as indicated on page 74.

To address the concern raised by Comment No. 18, we have modified an existing risk, now at page 13, to read as follows:

We depend on the skill and expertise of our research and development and our executive personnel.

We believe our strong research and development capabilities contribute to our success and prospects for future growth. There is no assurance, however, that we will be able to retain our personnel and add additional, sufficiently-skilled personnel in the future. If we fail to do so, it may adversely affect our ability to develop, manufacture and market our products, and thus adversely affect our financial condition and results of operations. In addition, competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could also materially and adversely affect our financial condition and results of operations. We also are highly dependent on our senior executives to manage our business and operations. In particular, we rely substantially on YSTP’s founder and the chairman of our board of directors, Mr. Hong Yu, as well as on our Chief Executive Officer, Mr. Taylor Guo. The loss of the services of these individuals could disrupt our operations and adversely affect our financial performance. We do not maintain key man insurance for any of our executive officers.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

19.	Please add a risk factor discussing the risks to the investors and the company if the contractual arrangements with YSTP prove to be unenforceable under PRC law. In this discussion, you should disclose, among other things, the potential conflicting fiduciary duties.

Please see generally TBET’s response to Comment No. 16. More specifically, we have modified two existing risk factors and added a new risk factor to directly address the concern raised by Comment No. 19, as follows:

WFOE’s contractual arrangements with YSTP may not be as effective in providing control over YSTP as direct ownership.

Neither TBET nor WFOE owns any equity interest in YSTP. We conduct substantially all of our operations, and generate substantially all of our revenues, through Control Agreements with YSTP that provide us, through our ownership of WFOE, with effective control over YSTP. We depend on YSTP to hold and maintain contracts with our customers. YSTP also owns substantially all of our intellectual property, facilities and other assets relating to the operation of our business, and employs the personnel for substantially all of our business. Neither our company nor WFOE has any ownership interest in YSTP, nor do we have business assets or revenue streams other than through our Control Agreements with YSTP. Although we have been advised by DeHeng Law Offices, our Chinese legal counsel, that each contract under WFOE’s contractual arrangements with YSTP is valid, binding and enforceable under current Chinese laws and regulations, these contractual arrangements may not be as effective in providing us with control over YSTP as direct ownership of YSTP would be. In addition, YSTP may breach the contractual arrangements. For example, YSTP may decide not to make contractual payments to WFOE, and consequently to our company, in accordance with the existing contractual arrangements. In the event of any such breach, we would have to rely on legal remedies under Chinese law. These remedies may not always be effective, particularly in light of uncertainties in the Chinese legal system.

The shareholders of YSTP have potential conflicts of interest with us, which may adversely affect our business.

Neither we nor WFOE owns any equity in YSTP. Instead, we rely on WFOE’s contractual obligations to enforce our interest in receiving payments from YSTP. Conflicts of interests may arise between YSTP’s shareholders and our company if, for example, their interests in receiving dividends from YSTP were to conflict with our interest requiring these companies to make contractually-obligated payments to WFOE. As a result, WFOE required YSTP and its shareholders to execute a Shareholders’ Voting Proxy Agreement granting WFOE the irrevocable power to appoint a designee to vote on their behalf on all matters requiring shareholder approval by YSTP and to require YSTP’s compliance with the terms of its contractual obligations. WFOE has designated Mr. Tiangui Li as its designee to vote YSTP shares pursuant to the Shareholders’ Voting Proxy Agreement. Mr. Li may have different interests as a YSTP shareholder and representative of other YSTP shareholders from TBET and TBET’s other shareholders. We cannot assure you, if conflicts of interest arise, that Mr. Li as proxy for YSTP shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, these shareholders could violate their

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

agreements with us by diverting business opportunities from us to others. If we cannot resolve any conflicts of interest between us and YSTP’s shareholders or their proxy, we would have to rely on legal proceedings, which could result in the disruption of our business.

Our Shareholders and Chairman have potential conflicts of interest with our company which may adversely affect our business.

Hong Yu is the chairman of TBET’s board of directors and also a shareholder. Mr. Yu also was the founder of YSTP, a YSTP shareholder, and the chairman of its board of directors. There could be conflicts that arise from YSTP time to time between our interests and the interests of Mr. Yu. While the owners of the shares of YSTP presently hold 93% of the issued ordinary shares of TBET, there could also be conflicts that arise between us and YSTP that could present conflicts in Mr. Yu’s ability to fulfill his fiduciary duties to both YSTP and TBET, and/or that would require our shareholders and YSTP’s shareholders to vote on corporate actions necessary to resolve the conflict. There can be no assurance in any such circumstances that Mr. Yu will vote his shares in our best interest or otherwise act in the best interests of our company. If Mr. Yu fails to act in our best interests, our operating performance and future growth could be adversely affected

20.	Please add a risk factor addressing the potential difficulty of investors to enforce their rights under U.S. federal securities laws, since all of the registrant’s officers reside outside of the United States.

To address the concern raised by Comment No. 20, we have added the following risk factor at page 20 to the amended registration statement:

Since most of our officers reside outside the United States, shareholders may find it difficult to enforce their rights under U.S. federal securities laws.

A majority of our directors and officers are Chinese nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to affect service of process upon these individuals and/or bring legal action against them under U.S. securities laws. Any judgment against these individuals in a United States court would have to be enforced by a Chinese court, and there is no assurance that a Chinese court would recognize or enforce the judgments of a U.S. Court. See “Enforceability of Civil Liabilities”.

“Our recent operating history makes it difficult to evaluate our future prospects and results of operations,” page 11

21.	It appears that the title of this risk factor discusses a risk that is different from the text of this risk factor. The title of this risk factor references your recent operating history, while the text of the risk factor identifies the risks and uncertainties associated with selling Tibetan medicine products. Please revise your disclosure to discuss these two risks separately.

We acknowledge Comment No. 21. To address the concern raised by Comment No. 21, we have separated the existing, cited risk factor into two new risk factors, as follows:

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Our recent operating history makes it difficult to evaluate our future prospects and results of operations.

While YSTP was incorporated in 2000, it operated as a very small business until recently, when business began to develop rapidly. It first became profitable in 2006. While YTSP has grown appreciably in its brief history, there is no guarantee that it will be able to remain successful in the future.

We are subject to a variety of risks inherent in the business of developing, manufacturing and marketing pharmaceutical products, and more particularly traditional Tibetan medicines, in China.

We bear certain inherent risks and uncertainties experienced in evolving markets such as the growing market for traditional Tibetan medicine products in China. Some of these risks and uncertainties relate to our ability to:

•	develop additional products to attract and retain a larger customer base;

•	secure required governmental approvals;

•	attract additional customers and increased spending per customer;

•	increase awareness of our brand and continue to develop customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	manage continuous growth;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business;

•	attract, retain and motivate qualified personnel; and

•	upgrade our technology to support additional research and development of new pharmaceutical products.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

“Our operations are capital-intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital,” page 12

22.	Please expand your disclosure to state your current working capital. If you do not have sufficient working capital to sustain development and testing efforts for the next twelve months, please so disclose.

In response to Comment No. 22, we have added language stating the amount of our working capital in 2009 and 2008.

“Our future capital needs are uncertain and we may need to raise additional funds in the future,” page 12

23.	Please clarify whether you have sufficient funds to meet your financing needs for the next twelve months. To the extent practicable, please quantify the amount of future funds you currently expect you will need for the period following December 31, 2009.

We have modified the referenced risk factor to reiterate that we believe we have sufficient working capital to meet our needs in the next twelve months.

“We operate in a highly competitive marketplace, which could adversely affect our sales and financial condition,” page 14

24.	Please expand your disclosure to identify your key competitors and the key products with which you compete. Please further disclose whether your key competitors also have GMP medical certification.

We acknowledge Comment No. 24. As the referenced risk factor states, we face competition from both traditional and modern pharmaceutical producers. Each sector has a myriad of competitors, and any one could develop new products that consumers come to prefer over ours products. To address the concern raised by the comment, we have modified the risk factor to identify what we believe to be our most direct competitors, namely, our two principal competitors in the traditional Tibetan medicine sector, both of whom product products that compete with our principal product.

“We may not be able to manage the expansion of our operations effectively,” page 14

25.	We note your disclosure that your current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support your future growth. Please disclose whether you have identified any weakness with your internal accounting controls. If you have identified weaknesses, please disclose them.

We have modified the risk factor to indicate that we believe we have planned for anticipated growth and are not aware of organizational deficiencies that will impede our growth, but that deficiencies may nonetheless appear for any of a number of reasons.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

WFOE is also required to allocate a portion of its after-tax profits. . .,” page 17

26.	The last paragraph of the discussion states, “Additionally, Chinese law requires that the after-tax profits of foreign invested companies be distributed after a portion of after-tax profits is allocated to the reserve. . .” Please confirm that the law requires that the profits be distributed as opposed to requiring that a portion of the profits be allocated to the reserve. It is not clear why Chinese law would prohibit YSTP from retaining profits.

In response to Comment No. 26, we have deleted the referenced risk factor and inserted at page 21 the following risk factor that provides further explanation:

WFOE is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to the general reserve, and the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to the “Wholly Foreign-Owned Enterprise Law of the P.R. China (2000 Revision)” and “Detailed Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises (Revised at 2001)”, WFOE is required to allocate a portion of its after-tax profits in accordance with its Articles of Association, to the general reserve, and the staff welfare and bonus funds. Not less than 10% of an enterprise’s after tax-profits should be allocated to the general reserve. When the general reserve account balance is equal to or greater than 50% of WFOE’s registered capital, no further allocation to the general reserve account is required. The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the general reserve into capital. According to the Articles of Association of WFOE, the amount contributed to the staff welfare and bonus funds is determined by WFOE’s board of directors. The staff welfare and bonus fund is used for the collective welfare of the staff of the subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law.

As of the date of this prospectus, the amounts of these reserves have not yet been determined, and we have not committed to establishing such amounts at this time. Under current PRC laws, WFOE is required to set aside reserve amounts, but has not yet done so. WFOE has not done so because PRC authorities grant companies flexibility in making a determination. Chinese law requires such a determination to be made in accordance with the companies’ organizational documents and WFOE’s organizational documents do not require the determination to be made within a particular timeframe. Although we have not yet been required by PRC authorities to make such determinations or set aside such reserves, PRC authorities may require WFOE to rectify its noncompliance and we may be fined if we fail to do so after warning within the time period set in the warning.

In addition, PRC law provides that a PRC company must allocate a portion of after-tax profits to the general reserve and the staff welfare and bonus funds reserve prior to the retention of profits or the distribution of profits to foreign invested companies. Therefore, if for any reason, the dividends from WFOE cannot be repatriated to us or not in time, then it may detrimentally affect our cash flow and even cause us to become insolvent.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

“We may not pay dividends,” page 20

27.	Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income, and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

TBET has amended the risk factor to insert the requested statement.

“The ongoing anti-corruption campaign initiated by the Chinese government targeting state-owned hospitals could adversely affect our sales designated for hospitals,” page 23

28.	Please revise your disclosure to complete the last sentence in this risk factor.

We have modified the risk factor to correct the referenced error.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment,” page 27

29.	Please expand this risk factor to disclose the exchange rate as of the latest practicable date. Please further revise to quantify how a decline and increase in the Renminbi versus the U.S. dollar would affect both your financial condition and results of operations.

Responding to Comment Nos. 29 and 30 together, we have augmented the referenced risk factor to state additional potential effects of currency fluctuations. We have updated the exchange rate table in our amended registration statement, and shall further update the table as necessary in any future amendments.

30.	Please also discuss in this risk factor the fact that the company does not engage in currency hedging transactions, as disclosed on page 42.

Please see our collected response to Comments 29 and 30, summarized after Comment 29 above.

“As the rights of shareholders under British Virgin Islands law differ from those under US law, you may have fewer protections as a shareholder,” page 35

31.	Please revise to describe the significant differences between the BVI Act and laws applicable to US companies and their shareholders and how these differences may affect shareholders. The cross reference to “Description of Share Capital - Differences in Corporate Law” is not sufficient.

We acknowledge Comment No. 31. We respectfully submit that the cross reference is appropriate inasmuch as the differences in legal systems are several and not easily summarized in ways that are informative to potential investors. We also note that the risk factor immediately following the referenced risk factor separately discusses yet another risk arising from differences in legal regimes. We believe that the existing language of this risk factor does highlight the principal risk arising from the differences in legal regimes. Nonetheless, we have modified the language to highlight the effects of this difference and briefly mention other salient differences, while retaining the cross reference.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

“We may use the net proceeds in ways with which you may not agree,” page16

32.	Please consolidate the disclosure in this risk factor with the risk factor entitled, “We have not determined a specific use for a significant portion of the proceeds from this offering . . .” on page 18, as the discussions appear similar.

In response to Comment No. 32, we have eliminated the risk factor formerly at page 18, and merged its substance with the referenced risk factor. We believe the risk factor is most appropriately disclosed within the subsection relating to risks of the offering.

Control Agreements, page 39

33.	In the last sentence of the second paragraph in this section, you indicate that TBET owns 100% of the equity of YSTP. Please revise your disclosure here and/or throughout your filing to clarify when you appear to indicate in the chart on page 38 and the overview discussion that YSTP is owned by others, and that you control YSTP through contractual arrangements.

In response to Comment No. 33, we have revised the discussion of Control Agreements beginning at page 40 of Amendment No. 1 to the registration statement, and also modified the registration statement at appropriate locations to indicate that we do not own the equity of YSTP, but rather control YSTP through the Control Agreements.

34.	We note your disclosure that “[t]he shareholders of YSTP entered into and caused YSTP to enter into an Entrusted Management Agreement Exclusive Option Agreement, Shareholders’ Voting Proxy Agreement and Pledge of Equity Interest Agreement. . . with WFOE in return for ownership interests in MOE.” Please clarify the “MOE” abbreviation in your filing.

We have revised the cited language by changing MOE to TBET.

35.	On page 39 you state that “TBET in turn owns 100% of the equity of YSTP.” This statement contradicts information appearing elsewhere in the filing. A similar statement is made on page 40. Please clarify that TBET does not own any of the equity of YSTP. Alternatively, explain how TBET acquired the equity of YSTP and the effect this has on the control agreements.

In response to Comment No. 35, we have revised the referenced paragraph and added additional statements at appropriate locations in our amended registration statement to the effect that we do not hold the equity of YSTP but has the contractual right to control its operations and the exclusive options to purchase the equity of YSTP should this become permissible under Chinese law.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Contractual Arrangements with YSTP and Its Shareholders, page 39

36.	In this subsection, please identify the law under which these agreements will be governed.

To respond to Comment No. 36, we state in Amendment No. 1 to our Registration Statements that the Control Agreements, according to their terms, are governed by the law of the PRC and that the DeHeng Law Offices has opined to us that it believes the agreements are valid and enforceable under PRC law.

37.	We note in the discussion of the Entrustment Management Agreement that the management fee will be equal to YSTP’s estimated earnings and that WFOE will bear all the losses of YSTP. According to this description, it appears that WFOE will not receive if YSTP performs better than estimated. If this is accurate, please include a risk factor disclosing that WFOE receives all the risks of ownership of YSTP but that it does not receive all the rewards as its receipt of the earnings it capped based on the estimated earnings.

We acknowledge Comment No. 37. The Comment may have some omitted language that makes it difficult to interpret, but we assume the Comment suggests that WFOE bears the risk of YSTP’s losses, but does not receive any benefit from any gain. If so, the Commission’s surmise is incorrect. We respectfully direct the Commission’s attention to the language in the paragraph stating that WFOE will receive a fee for its services equal to the earnings of YSTP. Therefore, WFOE does receive any gain realized from the operations of YSTP. We have added a sentence to the paragraph emphasizing this fact, as follows: “As a result, WFOE is the beneficiary of the earnings of YSTP, but it also bears the risk of losses by YSTP.”

38.	Please revise the discussion of the Exclusive Option Agreement to describe the “certain terms and conditions.”

We acknowledge Comment No. 38. We respectfully submit that the terms referenced by the phrase “certain terms and conditions,” as set forth primarily in Sections 1.2-1.3 and 2 of the Exclusive Option Agreement, are essentially procedural and not so material as to require detailed disclosure. Accordingly, and so that readers not suspect that the reference is to more material provision, TBET has modified the language to refer to the option being exercised in accordance with the “terms and procedures set forth therein.”

39.	Please revise the description of the Shareholders Voting Proxy Agreement to identify the persons designated by WFOE to exercise the voting rights.

In response to Comment No. 39, we have added the following sentence to the referenced paragraph Amendment No. 1 to the registration statement: “Pursuant to the Shareholders’ Voting Proxy Agreement, WFOE has appointer Mr. Tiangui Li as the designee authorized to exercise the shareholders’ voting rights. Mr. Li holds a 100% equity interest in LEMANY Invest. Corp., a BVI corporation, which in turn owns 4.78% of TBET’s shares.”

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Use of Proceeds, page 41

40.	Please revise the use of proceeds to disclose the dollar amounts expected to be used for each stated purpose assuming the minimum number of securities is sold and the maximum number of securities is sold. If the proceeds are not sufficient to complete all of the uses if less than all of the securities are sold, please indicate your priorities among the stated uses.

In response to Comment No. 40, we have modified the Use of Proceeds section, now at page 44, to include two tables, one assuming a minimum offering and the other assuming a maximum offering, with each table including both dollar value estimates and percentages. We have also added language describing our present relative and absolute greatest priorities for allocating the proceeds of the offering.

41.	Please further disclose what you intend to do with the proceeds of this offering if the remittance procedures are not completed.

In response to Comment No. 41, we have added two paragraphs describing the options we will consider should we be unable to remit proceeds to China.

Capitalization, page 43

42.	The pro forma common shares outstanding at December 31, 2009 reflecting your IPO appear to be 30,000 shares higher your shares outstanding at that date plus the shares to be issued in your offering. Please revise your disclosure to reflect only your IPO shares in the pro forma disclosure or revise your footnote disclosure to explain the additional share issuance. Separately explain to us why it is appropriate to include those additional shares and reference for us the authoritative literature you rely upon to support your inclusion.

We have added the following sentence to footnote number 3 to explain the 30,000 share difference: “The number of shares shown in the first column is the number of shares as of December 31, 2009. During the three months ended March 31, 2010, a total of 30,000 shares additional ordinary shares were subscribed by three investors.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

43.	Please revise your disclosure explaining your increase in revenues to address changes in both product volume and pricing. Please see Item 303(a)(3)(iii) of Regulation S-K.

In response to Comment No. 43, we have added the following sentence to the first paragraph following the table showing results of operations “Our sales volume in 2009 increased 23.5% from 2008, and, on average, our product prices in 2009 increased 19.6% from the 2008 average.”

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Our Business, page 57

China’s Healthcare Industry – Generally, page 57

44.	Please revise your disclosure to identify a source for the following statements:

•	“China’s gross domestic product grew from RMB9921.5 billion in 2000 to RMB3353.3 billion in 2009.”

•	“Real GDP annual growth rates daring that period ranged between 8.3 percent and 13 percent.”

•	“Real GDP growth fell from an annual rate of 13 percent in 2007 to 9.0 percent in 2008 and 8.7 percent in 2009.”

•	“Another report stated that China’s real GDP grew at the end of the first calendar quarter of 2010 rose 11.9 percent from a year earlier.”

•	“It has also been forecast that China’s economy may surpass Japan’s as the second largest in the world in 2010.”

In response to Comment No. 44, we have modified the language to identify the sources of the claims and, in some cases, updated the factual data based on more recent information.

National Medical Insurance Program, page 60

45.	We note your statement on page 60 that “As of the end of 2006, the number of participants enrolled in this program was 157.4 million, according to a statement made by the MLSS on January 18, 2007.” Please clarify the “MLSS” abbreviation in your filing.

In response to Comment No. 45, we have revised the referenced statement to identify the source as the Chinese Ministry of Labor and Social Security.

OTC Tibetan Medicines, page 64

46.	Please expand your disclosure to identify a source for all of the statements in this subsection.

In response to Comment No. 46, we note that the section already provides the sources of the policy actions being taken. Nonetheless, we have modified the section to the extent practical to provide more detailed sources.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Approved and Commercialized Products, page 67

47.	Please revise the table to explain the specific indications that your products are designed to address. For example, what kidney and lymph functions are Pinang Pills taken to address? What are the issues relating to lung function that Frusemide pills taken to address? Are Frusemide pills taken by people who have Type I Diabetes or Type II Diabetes? Please make similar revisions to the table relating to your Product Pipeline.

TBET acknowledges Comment No. 47 and has modified the table of commercialized products, now starting at page 72, to show more accurately translations of SFDA approvals for the products. The descriptions shown in the table accurately reflect the range of conditions for which SFDA has authorized the sale and use of the product in accordance with Chinese law and regulation. While those descriptions may differ from the descriptions or language the U.S. FDA might employ, the language nonetheless is the most accurate description of SFDA-approved uses in China. TBET respectfully submits that it would be less accurate, and potentially misleading, to recharacterize the approved uses of the products in language other than that used by the SFDA. The instruction to the table expressly states that the table sets forth SFDA-certified uses.

Research and Development page 68

48.	You disclose the projects in your product pipeline in the section preceding your research and development disclosure. For each of these projects that you deem significant, please revise to disclose the following:

•	The research and development costs incurred during each period presented and to date on the project;

•	The nature, timing and estimated costs of the efforts necessary to complete the project;

•	The anticipated completion dates;

•	The period in which material net cash inflows from significant projects are expected to commence; and

•	The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely.

Please disclose your criteria for deeming a project significant. For the remainder of the research and development projects or group of related products that you do not consider significant, summarize the number of projects and the amounts charged to expense for each period by descriptive class/category in preclinical versus clinical classifications. Please also provide all estimate of the nature, timing and costs to complete these programs.

We acknowledge Comment No. 48 and have substantially augmented our discussion of our research and development efforts, starting at page 74, to address the subjects raised in the comment. We have summarized the progress of development and investment in the products that we believe are most promising based upon laboratory, clinical and market considerations, as well as our projections for further development of the products. We have also added language further describing the nature of pharmaceutical product development generally to highlight the uncertainties of such research and development and discuss our approach to dealing with the uncertainties.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Manufacturing, page 69

49.	Please provide more information about how you produce your products. Specifically, please describe the technology you use to produce your products. If this technology was developed in-house, please so disclose. If this technology was acquired from a third party, please disclose the terms of the acquisition and file any acquisition or license agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

In response to Comment No. 48, we have modified the Manufacturing section to provide a more detailed description of YSTP’s manufacturing process without, however, going into such detail as might reveal trade secrets. We have also disclosed that YSTP’s manufacturing procedures were developed internally. A wide variety of laboratory, testing and production equipment is required to conduct YSTP’s operations, and, as a result, it is not practical to provide a detailed description. Accordingly, we have provided a brief summary description to illustrate the range of equipment we employ and emphasize that we to use modern production and testing equipment.

Regulations

Restrictions on Foreign Ownership, page 75

50.	We note in your disclosure that “there is a possibility that [your) company’s business in the future may fall into the scope of the definition of a restricted or prohibited industry. Should this occur, [you] would no longer benefit from the above designation.” Please add a risk factor discussing this risk to your company.

In response to Comment No. 50, we have added the following risk factor at page 26:

YSTP may no longer enjoy the benefits of being in the “permitted” industry if its business in the future falls into the scope of the definition of a restricted or prohibited industry.

The principal regulation in China governing foreign investors’ ability to invest and methods of investing in the industries in which they desire to invest is the Catalogue of Industrial Guidance for Foreign Investment, effective as of December 11, 2007 (the “Catalogue”). The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. Pursuant to the Catalogue, YSTP is engaged in a “permitted” industry. Such a designation offers businesses distinct advantages. For example, businesses engaged in encouraged industries:

•	are not subject to restrictions on foreign investment, and, as such, foreigners can own a majority in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in China; and

•

if a company has total investment of less than $100 million, the company is subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

The National Development and Reform Commission and the Ministry of Commerce periodically jointly revise the Catalogue of Industrial Guidance for Foreign Investment. As such, there is a possibility that YSTP’s business in the future may fall into the scope of the definition of a restricted or prohibited industry. Should this occur, we would no longer benefit from the above designation.

New M&A Regulations and Overseas Listings, page 76

51.	Please add a risk factor discussing the risk to your company of the CSRC issuing a definitive rule or interpretation indicating that your offering is subject to the new procedure discussed in this subsection.

In response to Comment No. 51, we have added the following risk factor at page 34:

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) of the listing and trading of our ordinary shares on a foreign stock exchange could significantly delay this offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our ordinary shares.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rule”). The New M&A Rule became effective on September 8, 2006. This regulation contains provisions that purport to require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of overseas listings.

The application of the New M&A Rule remains unclear, with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. Our Chinese counsel, DeHeng Law Offices, has advised us that, based upon their understanding of current Chinese laws and regulations:

•	We currently control our Chinese affiliate, YSTP, by virtue of WFOE’s Control Agreements with YSTP, but not through equity interest or asset acquisition which are stipulated in the New M&A Rule; and

•

In spite of the lack of clarity on this issue, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like the one contemplated by this Prospectus are subject to the New M&A Rule.

The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the New M&A Rule. If the CSRC requires that we obtain its approval prior to the completion of this offering, the offering will be delayed until we obtain CSRC approval, which may take several months. There is also the possibility that we

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

may not be able to obtain such approval. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing.

Summary Compensation Table, page 81

52.	Please expand this table to provide executive compensation information for named executive officers, other than Mr. Guo and Mr. Yu, for 2008 and 2009. Please refer to Item 402(m)(2)(ii) of Regulation S-K.

TBET acknowledges Comment No. 52, but respectfully submits that no further disclosure is required under Item 402(m)(2)(ii). While that subsection does state that disclosure should be made for two officers other than the chief executive officer, the instruction to Item 402(m)(ii) states an exception to the requirement, as follows: “provided, however , that no disclosure need be provided for any executive officer, other than the PEO or CEO, whose total compensation, as so reduced, does not exceed $100,000.” The table lists compensation for Messrs. Yu and Guo because both served at various times as General Manager of YSTP, a position which we believe to be equivalent to a PEO or CEO. To signal our reliance on this statement, however, we have added a footnote to the table stating that no other officer of YSTP or TBET earned compensation in excess of $100,000 in either 2009 or 2008. In addition, neither TBET nor YSTP had any other Named Executive Officers in either 2008 or 2009.

53.	Please include the “Outstanding Equity Awards at Fiscal Year End” table as required by Item 402(p) of Regulation S-K.

We acknowledge Comment No. 53. In response, we state that we have no outstanding equity awards to executive officers to report as of the end of the last fiscal year, and as such need not include the table presented in Item 402(p). The only shares issued to an executive officer in 2009 were 150,000 shares issued to Mr. Taylor Guo, and those shares were wholly vested upon issuance. The issuance of these shares is disclosed in the Summary Compensation Table for executive officers. To clarify this fact, we have added a subsection expressly stating that we had no outstanding equity awards to executive officers of the types covered by Item 402(p).

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

54.	You disclose in footnote 1 to this table that your auditors valued the common stock issued to Mr. Guo for services rendered during 2009. Please revise your disclosure to take responsibility for valuing these options and indicate how you determined the value. In addition, please explain to us how the valuation of these options by your auditor does not impair their independence as a prohibited service under Rule 2-01(c)(4)(iii) of Regulation S-X.

We respond to Comment No. 54 by advising that the referenced statement resulted from the imprecise wording of the undersigned, which wording was not factually accurate. In fact, the value of the shares was determined by TBET and then reported by the auditors in the 2009 financial statements. We have modified the statement to indicate as much, and to explain that the valuation was determined by TBET by dividing total shareholders’ equity as of December 31, 2009 by the number of ordinary shares issued and outstanding immediately prior to the issuance of the shares to Mr. Guo, which calculation yielded a price per share of $1.05.

Board of Directors, page 82

55.	We note your disclosure on page 83 of your filing. Please expand your disclosure to provide all of the information required by Item 407(h) of Regulation S-K regarding risk oversight.

In response to Comment No. 55, we have added at page 89 the following text to our discussion of our board of directors:

“Mr. Hong Yu, the founder of YSTP and its former General Manager, serves as the chairman of TBET’s board of directors. Mr. Taylor Guo serves as the Chief Executive Officer of TBET and also as the current General Manager of YSTP. The remaining three directors are independent.

“Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant TBET decisions. As such, it is important for us to have both our Chief Executive Officer serve on the Board as he plays a key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.”

Related Party Transactions

56.	Please expand your disclosure of the “contractual arrangements” on page 86 to include all information required by Item 404 of Regulation S-K.

We acknowledge Comment No. 56 but respectfully respond that we do not believe any further disclosure is required by Item 404 of Regulation S-K. While we have employment agreements as described in the registration statement, none involves compensation in excess of $120,000 (as explained in our discussion of executive compensation, Mr. Guo’s agreement discusses only his salary of less than $120,000, and the shares he receives were not pursuant to that agreement). Moreover, we did not enter into the employment agreement with Mr. Guo until 2010. While our subsidiary WFOE entered into Control Agreements with shareholders of YSPT who also are shareholders of TBET, including Mr. Yu, none of those Control Agreements involves an amount in excess of $120,000 as calculated in accordance with the instructions to Item 404 of Regulation S-K. For example, while the Shareholders’ Proxy Voting Agreement vests in WFOE the exclusive right to vote shares, it neither conveys the shares nor attaches a monetary value to the consideration given in exchange therefor.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Differences in Corporate Law

Anti-takeover provisions in our memorandum and articles of association, page 91

57.	Please expand your disclosure to describe the material terms of the authorized anti-takeover provisions. In this disclosure, please include what situations would trigger the use of an anti-takeover provision and what portion of your board of directors must authorize the use of that provision.

In response to Comment No. 57, we have modified the referenced paragraph to elaborate on the principal provisions in our amended articles and memorandum of association that may dissuade takeover efforts by making it more difficult for acquirors to quickly exercise effective control over the operations of TBET.

Selling Shareholders, page 46-A

58.	Please describe the private placements in which the selling shareholders acquired the shares being sold in this registration statement. Please refer to Item 701 of Regulation S-K.

In response to Comment No. 58, we have modified the referenced language to describe private placements to the listed selling shareholders.

Plan of Distribution, page 104-A

59.	Note that Schedule A paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that selling shareholders will sell at “prevailing market prices” is insufficient to satisfy your disclosure obligation. Therefore, please disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling shareholders will sell at the fixed price until your shares are quoted on the NASDAQ Global Market and thereafter at prevailing market prices or privately negotiated prices.

We have revised the language to state that the shareholders will not sell their shares until the offering is complete and, when selling, will then sell at prevailing market prices or privately negotiated prices. We have also stated that no sale will occur until and unless the shares of TBET are quoted on NASDAQ.

Item 13.	Other Expenses of Issuance and Distribution

60.	Please expand your disclosure to include federal and state tax, in accordance with item 511 of Regulation S-K.

In response to Comment 60, we have added a statement to the effect that we anticipate negligible federal and state tax expenses in connection with the offering because we are a BVI company not residing or having physical operations in the U.S.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Item 15.	Recent Sales of Unregistered Securities

61.	We note your disclosure on page II-1 that you have not issued any unregistered securities in the last three years. However, we also note that page 108 indicates that Kaufman and Canoles P.C. beneficially own 177,187 shares of your company as of the date of the prospectus, and page F-16 indicates that in 2009, the company issued 150,000 shares of company stock for services rendered through December 31, 2009. Please revise your disclosure to clarify any apparent inconsistency and to provide all disclosure required by Item 701 of Regulation S-K.

In response to Comment No. 61, we have revised our response to Item 15 to disclose issuances of unregistered securities in the past three years as required by Item 701 of Regulation S-K.

62.	On page F-16, you indicate that the company issued 150,000 shares of stock for services rendered through December 31, 2009. In this section, please identify the person to whom the stock was issued, and the terms of the transaction. If the stock was issued to a named executive officer, please include these shares as executive compensation in the Summary Compensation Table.

In response to Comment No. 62, we respond that we have stated in Note 11 of the annual financial statement in Amendment No. 1 to the registration statement that Mr. Taylor Guo was issued 150,000 shares of common stock in December 2009 and that the stock has been valued at $157,500.

Report of Independent Registered Public Accounting Firm, page F-1

63.	We note that your auditors are located in New York; however it appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China was conducted. The response should include a discussion of the following:

•

Whether another auditor was involved in the audit of the operations in China. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

•

Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China. Explain how the audits were performed at December 31, 2009, and 2008, particularly the testing of accounts receivable and observation of inventories.

In response to Comment No. 63, we advise that our auditor, the firm Acquavella, Chiarelli, Shuster, Berkower & Co., LLP (“ACSB”), is a U.S. auditing company with its principal offices in New York and New Jersey. ACSB conducted its audit with a team of personnel, and the composition, activities of the team were directed and controlled by personnel in the United

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

States. Many members of the team, however, do speak Mandarin. During their field work, on occasion, they use qualified local independent accountants, Unique Enterprise Consulting Ltd., to support their staff. Nonetheless, the assistance of this firm was under the complete supervision of ACSB’s team.

In order to compliance with PCAOB standards, ACSB employed the following procedure during the audit:

•	visit China and perform the inventory observation in March 2010;

•	conduct meetings with local management to obtain an understanding of the Company and its environment, including discussions regarding audit risk assessment with component management;

•

perform risk assessment procedures with Chinese auditor and participate in the assessment of risks of material misstatement, including discussing with Chinese auditor the susceptibility of the Company to material misstatement of the financial information due to fraud or error;

•	determine the audit procedures and direct Chinese auditor to perform the field work; and

•	review the audit documentation of Chinese auditor

For accounts receivable, the auditors selected customers to confirm year end balances. For those where no confirmations were returned, the auditors performed alternative procedures (testing the subsequent collections). The auditors also tested the aging of accounts receivable. For inventory testing, the auditors conducted the inventory observation in March 2010 and performed a roll back to 12/31/2009 and 12/31/2008 by taking into account of all stock-ins and stock outs through out the periods.”

Consolidated Financial Statements. page F-2

64.	Please provide updated financial statements and financial information throughout the filing pursuant to Rule 8-08 of Regulation S-X.

We have provided an updated financial statements and also updated financial information as appropriate through the amended registration statement, providing financial information through March 31, 2010, as requested.

Consolidated Financial Statements. page F-3

65.	Please revise your financial statement presentation to include earnings per share for each period presented as required by FASB ASC 260-10-45-2 and 45-7. In addition, please disclose the reconciliations required by FASB ASC 260-10-50-1.

As required by FASB ASC 260-10-50-1, a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations has been performed. We have revised the financial statements to include the diluted earning per share and added reconciliation of EPS in footnote 12 of the financial statements.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Note 1. Organization, page F-6

66.	It appears that you have consolidated YSTP for periods prior to March 26, 2010, the effective date for the contractual agreements with WFOE because the companies are under common control.” Also, you disclose “the consolidated financial statements have been prepared as if the current corporate structure has been in existence though the period presented.” Please explain to us how the companies meet the criteria for common control. In addition, based on your disclosure it appears that WFOE did not exist prior to March 18, 2010. Please provide us with an expanded explanation of your basis for this retroactive accounting treatment, as well as reference to the relevant technical literature upon which you relied in reaching these conclusions. Expand your disclosure accordingly.

In response to Comment No. 66, we respond by acknowledging that, in order for TBET to consolidate its results with those of YSTP for 12/31/2009 and 12/31/3008, it is necessary that TBET have control of the operations of YSTP. TBET does have control of the operations of YSTP, as we explain below.

Prior to March 2010, as a limited liability company, YSTP had no share capital, and shareholders’ interests in the company were stated in terms of percentage ownership. Our chairman, Mr. Yu, and other YSTP’s founders held 100% of YSTP.

We formed TBET, CTP and WFOE in 2009, 2010 and 2010, respectively, in anticipation of registering the common shares of TBET in an initial public offering. In connection with the formation of TBET, CTP and WFOE, WFOE entered into the Control Agreements, further described in part below. Pursuant to the Control Agreements, pursuant to which we, by virtue of our ownership of CTP and CTP’s ownership of WFOE, control YSTP.

In order to effect this reorganization, and in substantial part to ensure that TBET did have control of the YSTP, the equity holders of YSTP entered into a number of agreements, defined collectively as Control Agreements. More specifically, in the Entrusted Management Agreement, YSTP and all of its shareholders granted to WFOE the exclusive responsibility for the operation of YSTP, including the rights to appoint and terminate members of its board of directors, to manage and control all cash flow and assets of YSTP, and to control and administer the financial affairs and daily operations of YSTP. As a result, WFOE has the right and authority to direct the management and daily operational aspects of YSTP’s business. Furthermore, under the terms of the Shareholders’ Voting Proxy Agreement, all of the shareholders of YSTP irrevocably appointed WFOE’s designee with the exclusive right to exercise their voting rights associated with their shares in YSTP. Under an Equity Pledge Agreement, the shareholders of YSTP pledged to WFOE all of their rights in their shares, and under an Exclusive Option Agreement, the shareholders granted to WFOE the exclusive right to purchase the shares outright should they become available. Thus, the shareholders of

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

YSTP effectively forfeited to WFOE the right to exercise their shares in efforts to control YSTP. The Control Agreements therefore vest in WFOE, and indirectly in TBET, all material rights of management and control, both with respect to the rights of management and ownership, of YSTP.

As a result of these transactions, the equity holders of YSTP became the beneficiary owners of TBET in proportion to their interests in YSTP. There was no material change in ownership as Mr. Yu and other YSTP founders were controlling shareholder of YSTP, WFOE and TBET during all periods presented. Accordingly, the financial statements included in the S-1 Registration Statement show the operations of TBET and its subsidiaries as well as YSTP as being operated under the common control of TBET.

Prior to these transactions, TBET, CTP, and WFOE were holding companies. Pursuant to ASC 805, the above transactions were accounted for as reorganization under common control. The Company presents the operation of YSTP since inception on a historical pro forma basis in the accompanying financial statements.

We have revised the Principles of Consolidation statement in the financial statements accordingly.

67.	Further based on your disclosure, it appears that the basis for WFOE consolidating YSTP is FASB ASC 810-10-15-14. It is not clear from your disclosure how you accounted for the initial measurement of the assets and liabilities of YSTP. Please explain how your accounting complies with FASB ASC 810-10-30.

In response to Comment No. 67, we advise that ASC 805-50-30-5 states as follows: “When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.” Hence, the initial measurement of the assets and liabilities of YSTP were accounted for on the carry-forward basis.

Note 2. Summary of Significant Accounting Policies

Property, Plant & Equipment, page F-10

Intangible Assets, page F-10

68.	Please explain to us why the gross amounts of each of your listed fixed assets and intangible assets have not changed from December 31, 2008 to December 31, 2009 considering that the exchange rates have changed. Your translation adjustment policy note on page F-8 indicates that all assets are translated at the period end exchange rates. If you believe that fixed assets and intangible assets should be translated at historical exchange rates, please reference for us the authoritative literature you rely upon to support your accounting and revise your translation adjustment policy note, as appropriate.

In response to Comment No. 68, we advise that the revised financial statements included in our amended registration statement show fixed assets and intangible assets converted into U.S. dollars using year-end spot rates.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Revenue Recognition, page F-11

69.	Please disclose your return policy for your products and the amount of your reserve for returns, if any.

In response to Comment No. 69, we advise that the following language has been added to the revenue recognition section of the updated financials included in the amended registration statement: “If the products sold have quality issues, the Company would take responsibilities for it. However, the customers cannot return merchandise without permission of the Company. The quality reserve accrual was $705,681 and $289,213 as of December 31, 2009 and 2008, respectively, which was a result of increased sales and was included in the accrued expenses and other payables on the balance sheet.”

70.	Please revise your disclosure, if true, to indicate that your revenues are recorded net of value-added taxes. Otherwise, please explain to us how your inclusion of these taxes complies with GAAP.

In response to Comment No. 70, we advise that we have added the following statement to footnote no. 2 of their updated financial statement: “Revenues are recorded net of value-added taxes.”

Income Tax, page F-12

71.	You disclose the existence of a tax holiday in the PRC that exempts you from Chinese income taxes through 2012. Please revise your disclosure to indicate the aggregate dollar and per share effects of this tax holiday. Please see SAB 11:C.

In response to Comment No. 71, we advise that the updated financial statements, included in Amendment No. 1 to the registration statement, have been revised to address the effects of this tax holiday.

72.	Please revise your disclosure to disclose the nature of any taxable and deductible temporary differences. To the extent that any of these differences are expected to reverse after 2012, please explain to us why you have not reflected any deferred tax assets or liabilities on your balance sheet.

In response to Comment No. 72, there is no difference between book and tax base. Therefore, there are no deferred tax assets or deferred tax liabilities.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

Recent Accounting Pronouncements, page F-13

73.	Please revise your disclosure to address the impact of adopting ASU 2009-17, effective January 1, 2010, on your VIE consolidation accounting.

In response to Comment No. 73, we have added the following language to note two of our updated financial statements, included in the amended registration statement: “In December 2009, the FASB issued Accounting Standards Update, or ASU, 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” or ASU 2009-17, which amends the FASB ASC for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in VIE, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. Please refer to “Principle of Consolidation” in the footnote 2 to the Financial Statements.”

Exhibit 5.1 Legal Opinion

74.	Please file a legal opinion with all blanks filed in, as opposed to a form of legal opinion. Similarly revise exhibit 5.2.

We acknowledge Comment No. 74 and will provide a completed legal opinion with future amendments of this registration statement.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

July 19, 2010

TBET is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and Amendment No.1 to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Christopher J. Mugel
Christopher J. Mugel